
August 7, 2013

Via E-mail
Joseph Longpre
Chief Financial Officer
Augusta Resource Corporation
Suite 600-837 West Hastings Street
Vancouver, British Columbia
Canada V6C3N6

> Re: **Augusta Resource Corporation**
>   **Form 40-F for the Year Ended December 31, 2012**
>   **Filed March 26, 2013**
>   **File No. 001-32943**

Dear Mr. Longpre:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document and we have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012
Exhibit 99.3 – Management's Discussion and Analysis, page 1
Commitments, page 14

1.   Please explain to us why the $87 million balance of long-term debt is not presented in this table. Please also confirm to us that in future filings you will revise your contractual obligations table to disclose the applicable contractual obligation categories and periods as set forth under General Instruction (b)(12) of Form 40-F. Provide to us in draft form the revised disclosures you will provide in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Steve Lo at 202-551-3394 if you have questions regarding these comments and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining